Copenhagen, Helsinki, Oslo, Stockholm, 5 April 2006 1(3)

Nordea's Annual General Meeting 2006

Today's annual general meeting of Nordea Bank AB (publ) approved the income statement and balance sheet for 2005. The general meeting decided on a dividend payment of 0.35 euro per share and that the record date would be 10 April 2006. Payment is expected to be made on 19 April 2006. The Board and the President and Group CEO were discharged from liability for the year 2005. Björn Savén was elected new board member.

Election of board members

Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Anne Birgitte Lundholt, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Maija Torkko were reelected for the time period up to the next annual general meeting and Björn Savén was elected new member of the board for the same period. Jørgen Høeg Pedersen, who in his capacity as chairman of the board of Unidanmark played an important role in the formation of Nordea, had declined reelection and was thanked for his work on Nordea's board. Hans Dalborg was elected chairman of the board. At the subsequent constituent meeting of the board Timo Peltola was elected deputy chairman of the board and it was registered that employee representatives will be Bertel Finskas, Liv Haug (deputy until 1 May 2006), Nils Q Kruse (deputy from 1 May 2006) and Rauni Söderlund.

Björn Savén is born in 1950. He is a graduate from Handelshögskolan, the Stockholm School of Economics, and has an MBA from Harvard Business School. Björn Savén has been managing director in the Industri Kapital group since 1993. In addition, he is a board member of Eltel Networks Oy and Gardena AG. He is both deputy chairman in the German-Swedish Chamber of Commerce and member of the Finnish-Swedish Chamber of Commerce as well as the Royal Swedish Academy of Engineering Sciences (IVA).

Remuneration

The general meeting decided that remuneration to the board members shall amount to 240,000 euro for the chairman, 93,000 euro for the deputy chairman and 72,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the amount of 1,750 euro per meeting and for committee meetings 2,250 euro for the chairman of the committee and 1,750 euro for other members per meeting. Remuneration will not be paid to members who are employed by the Nordea Group.

Auditors' remuneration shall be payable according to invoice.

Establishment of nomination committee

The general meeting decided to establish a nomination committee with the task, for the period until the next annual general meeting, to present proposals for decisions on the election of board members, chairman of the board and auditor, as well as remuneration to the aforementioned. The nomination committee shall consist of the chairman of the board of directors and four other members. Shareholders with the four largest shareholdings in Nordea shall be entitled to appoint one member each. The nomination committee is entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the Group's main business operations are conducted. The committee will be constituted on the basis of the known shareholdings in the bank as per 30 September 2006. A co-opted member is entitled to remuneration

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from the bank for work carried out as well as for costs incurred, as decided by the committee. The nomination committee shall be entitled to employ, at the bank's expense, a recruitment consultant or any other resource that the committee finds necessary in order to perform its duties.

Amendments to the articles of association
The general meeting decided on a proposal to amend the articles of association to the effect that the possibility to participate in the general meeting from Copenhagen and Helsinki via telecommunication has been abolished, that the notice of a general meeting will only be made through announcement in the Swedish Official Gazette and Dagens Nyheter and that a new article has been introduced which makes it possible for the board of directors to decide to gather proxies at the bank's expense before the general meeting.

In future Nordea will hold local shareholder information meetings in Copenhagen and Helsinki that will give the shareholders the possibility to meet representatives of the board of directors and Group Executive Management in person and provide an opportunity for a closer dialogue than today. The board will also provide a proxy form in connection with the notice of the general meeting to facilitate the voting at the general meeting for those shareholders who want to vote at the general meeting but who for various reasons do not wish to or are unable to participate in person.

In addition, the general meeting resolved to amend the articles of association chiefly owing to the new Swedish Companies Act.

Reduction of share capital
The general meeting resolved to reduce the share capital by 44, 479, 667.34 euro. The reduction shall be made through retirement, without repayment, of the 112,231,700 shares that have been repurchased and are being held by Nordea. The reduction amount shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

Bonus issue
The general meeting resolved to increase the share capital by 1,566,018,283.88 euro by transferring this amount from the statutory reserve through a bonus issue without issuing any new shares. The quota value of the shares will increase from 0.39632 euro to 1 euro per share. When the decision regarding the share capital has been executed, the share capital will amount to 2,594,108,227 euro.

Reduction of statutory reserve
The general meeting resolved to transfer the part of the statutory reserve that remains after the bonus issue, 2,717,805,160.54 euro, to funds to be used according to a decision by a general meeting of shareholders. The statutory reserve will be dissolved when this resolution and the resolution on the bonus issue have been executed

Acquisition of own shares
The general meeting resolved to authorise the board of directors, for the period until the next annual general meeting, to decide on acquisition of shares in the bank on a stock exchange where the bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the bank. Acquisitions may be made up to a number not exceeding the equivalent of five per cent of the total number of shares in the bank. Acquisition of shares in the bank on a stock exchange may only be made within the price interval registered at any time on the stock exchange in question between the highest purchase price and the lowest selling price. Acquisition of shares in the bank according to an acquisition offer directed towards all shareholders may be made at a price which does not exceed the stock exchange share price at the time of the offer with an addition of 30 per cent at the highest. Acquisitions shall primarily be paid for with means from funds reserved according to decisions by general meetings of shareholders. The aim of the acquisition of own shares is to distribute excess capital to the shareholders.

Purchase of own shares in the securities business

The general meeting furthermore resolved that Nordea, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares. However, with the limitation that such shares must never exceed one per cent of the total number of shares in the bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

Authorisation for raising loans in accordance with Chapter 11 section 11 of the Swedish Companies Act

The general meeting resolved to authorise the board of directors to decide on the raising of loans in accordance with Chapter 11 section 11 of the Swedish Companies Act for the period up to the next annual general meeting. This proposal was put forward to the general meeting due to changes in the Swedish Companies Act.

Principles for remuneration for Group Executive Management

The general meeting approved the following principles for remuneration and other terms of employment for Group Executive Management (President and Group CEO as well as managers reporting to him who are also members of Group Executive Management). Nordea maintains remuneration levels and other conditions needed to recruit and retain members of Group Executive Management with competence and capacity to deliver according to predetermined targets. Remuneration and conditions in line with market levels are thus the overriding principle for Group Executive Management compensation.

Fixed salaries are paid for fully satisfactory performance. In addition variable salary parts can be offered to reward performance meeting requirements in relation to clear objectives and within transparent programmes. The variable salary shall as a general rule not exceed 50 per cent of the fixed salary and shall depend on the extent to which predetermined objectives have been fulfilled. Variable salaries and incentive programmes are determined by the extent to which personal goals have been fulfilled in combination with the level of return on equity achieved or other financial targets.

Non-monetary benefits are given as a means to facilitate Group Executive Management members' performance. The level of these benefits is determined by what is considered fair in relation to general market practice. The members of Group Executive Management shall be offered retirement benefits in accordance with market practice in the country of which they are permanent residents. Notice and severance pay in total shall not exceed 24 months' salary.

For further information:

Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, Head of Investor Relations, +46 8 614 7852